UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 9, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Take-Two Interactive Software, Inc.

File No. 001-34003 - CF#23334
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Take-Two Interactive Software, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.1 to a Form 10-Q filed on March 11, 2009. Exhibit 10.1 was subsequently refiled with fewer redactions as Exhibit 10.1 to the Take-Two Interactive Software, Inc. Form 10-Q filed on June 5, 2009.

Based on representations by Take-Two Interactive Software, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through December 30, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Barbara C. Jacobs
Assistant Director